SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 29, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated July 28, 2014, entitled “Syneron Announces CE Mark for PicoWay Dual Wavelength Picosecond Laser for Tattoo Removal and Treatment of Pigmented Lesions”.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: July 29, 2014

Syneron Announces CE Mark for PicoWay Dual Wavelength Picosecond Laser for Tattoo Removal and Treatment of Pigmented Lesions

New Device Featured in Upcoming Presentation by Dr. Henry Chan at IMCAS Asia Conference

Hong Kong, July 28, 2014 -- Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, announced today that its new PicoWay® device has received CE Mark indication to treat tattoos of all types and colors and pigmented lesions on any skin type. PicoWay is a new and innovative dual wavelength device, with 532nm and 1064nm wavelengths, which utilizes Syneron’s proprietary PicoWay technology to deliver energy to the skin using pulses which are trillionths of a second, known as picosecond pulses. Syneron will begin a staged launch of the PicoWay device in the international market during the third quarter of 2014 and anticipates that it will receive U.S. Food and Drug Administration (FDA) clearance for PicoWay by the end of 2014.

PicoWay’s high peak power and ultra-short pulse duration enable a unique mode of action which creates the strongest photo-mechanical impact to break up the tattoo ink or the pigmentation. This revolutionary PicoWay technology is integrated into a proven, reliable Candela® platform which ensures superior performance and low cost of ownership.

“Our investment in PicoWay’s research and development demonstrate Syneron’s commitment to develop technology that enables physicians to provide best-in-practice treatments for their patients,” stated Amit Meridor, CEO of Syneron. “Since PicoWay has the shortest picosecond pulse duration and the highest peak power of any device on the market, we believe that fewer treatments will be needed and that the percentage clearance will be higher. We are pleased that Dr. Chan will present his positive results with PicoWay at IMCAS Asia, particularly because it will be a significant market for PicoWay due to the special value placed on clear skin in Asia.”

Dr. Henry Chan, specialist in dermatology in Hong Kong, will present the interim results of a multi-center study focused on treating pigmented lesions with PicoWay at the IMCAS Asia Conference slated for August 1-3, 2014 in Hong Kong. His presentation is entitled “The Use of Picosecond Lasers on Asians”.

Dr. Chan says “PicoWay’s unique mode of picosecond action enables full flexibility to adjust the wavelength, fluence, spot size and rep rate, providing customizable treatments which ensure outstanding clinical results. The novel PicoWay technology enables our clinic to offer a new and exciting solution to remove pigmented lesions. The treatments have proven to be effective, safe and comfortable with a high satisfaction rate among our patients.”

About Syneron
Syneron Medical Ltd. is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, treatment results, anticipated regulatory approvals and future product launches, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions, market acceptance of new products, and other factors beyond the Company's control and the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical makes with the SEC. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Additional information can be found at www.syneron-candela.com

Contacts:

Zack Kubow, The Ruth Groupzkubow@theruthgroup.com, 646-536-7020
Hugo Goldman, Chief Financial Officer, Syneron Hugo.Goldman@syneron.com
Syneron Medical Public Relations pr@syneron.com